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FORM 144             U.S. SECURITIES AND EXCHANGE COMMISSION                           OMB APPROVAL
                              WASHINGTON, D.C. 20549                                   OMB Number 3235-0101
                                                                                       Expires: May 31, 2000
                                                                                       Estimated average burden
                                                                                       hours per response ..2.0

FORM 144            AMENDED NOTICE OF PROPOSED SALE OF SECURITIES                                 SEC USE ONLY
                PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933                      DOCUMENT SEQUENCE NO.


ATTENTION: TRANSMIT FOR FILING 3 COPIES OF THIS FORM CONCURRENTLY WITH EITHER PLACING          CUSIP NUMBER
           AN ORDER WITH A BROKER TO EXECUTE A SALE OR EXECUTING A SALE DIRECTLY WITH
           WITH A MARKET MAKER.
                                                                                               WORK LOCATION
1(a) NAME OF ISSUER (Please type or print)  (b) IRS IDENT. NO.  (c) S.E.C. FILE NO.
-------------------------------------       ------------------  -------------------
Uranium Resources, Inc.                     75-2212772          000-17171

1(d) ADDRESS OF ISSUER:                     (e)TELEPHONE NO.
STREET             CITY    STATE  ZIP CODE  AREA CODE  NUMBER
-----------------  ------  -----  --------  --------   ---------
12750 Merit Drive  Dallas  Texas  75251     972        387-7777

2(a) NAME OF PERSON FOR WHOSE     (b)           (c)              (d)
     ACCOUNT THE SECURITIES       IRS           RELATIONSHIP     ADDRESS:
     ARE TO BE SOLD               IDENT. NO.    TO ISSUER        STREET            CITY       STATE   ZIP CODE
     ---------------------        ---------     ------------     ---------------   ---------  -----   --------
Lindner Market Neutral Fund       n/a           10% owner        7711 Carondelet   St. Louis  MO      63105
a Series of Lindner Investments

INSTRUCTIONS: THE PERSON FILING THIS NOTICE SHOULD CONTACT THE ISSUER TO OBTAIN THE I.R.S. IDENTIFICATION NUMBER AND
THE S.E.C. FILE NUMBER.

3(a)            (b)                                                            (e)
Title of the    Name and Address of                  (c)                       Number of
Class of Sec-   Each Broker Through                  Number of                 Shares or  (f)
Title of the    Whom the Securities                  Shares or    (d)          Other      Approximate  (g)
Be Sold         are to be Offered                    Other Units  Aggregate    Units Out- Date of Sale Name of Each
Class of Sec-   or Each Market Maker  SEC USE ONLY   To Be Sold   Market       standing   (See Instr.  Securities
urities To      who is Acquiring      Broker-Dealer  (See Instr.  Value (see   See Instr. 3(f))        Exchange (See
Be Sold         the Securities        File Number    3(c))        Instr.3(d)   3(e))      (MO/DAY/YR)  Instr.3(g)
--------------- --------------------  -------------  -----------  -----------  ---------- ------------ -------------
Common Stock    Jones & Associates                   527,869      $164,959     14,452,768 03/02/2000   None
$0.001 par      32133 West Lindero
value             Canyon Road
                Westlake Village
                CA 93162

INSTRUCTIONS:
1. (a) Name of issuer                          3. (a) Title of the class of securities to be sold
   (b) Issuer's I.R.S. Identification Number      (b) Name and address of each broker through whom the
   (c) Issuer's S.E.C. file number, if any            securities are intended to be sold
   (d) Issuer's address, including zip code       (c) Number of shares or other units to be sold (if debt
   (e) Issuer's telephone number, including area      securities, give the aggregate face amount)
       code                                       (d) Aggregate market value of the securities to be sold as
2. (a) Name of person for whose account the           of a specified date within 10 days prior to the filing
       to be sold                                     of this notice
   (b) Such person's Social Security or I.R.S.    (e) Number of shares or other units of the class
       number                                         outstanding, or if debt securities the face amount
   (c) Such person's relationship to the issuer       thereof outstanding, as shown by the most recent report
       (e.g., officer, director, 10% stockholder      or statement published by the issuer
       or member of immediate family of any of    (f) Approximate date on which the securities are to be sold
       the foregoing                              (g) Name of each securities exchange, if any, on which the
   (d) Such person's address, including zip code      securities are intended to be sold

                                                                                               SEC 1147(7-97)
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TABLE I -- SECURITIES TO BE SOLD
FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE ACQUISITION OF THE SECURITIES TO BE SOLD AND WITH RESPECT TO
THE PAYMENT OF ALL OR ANY PART OF THE PURCHASE PRICE OR OTHER CONSIDERATION THEREOF:
------------------------------------------------------------------------------------------------------------------
                                                 Name of Person from Whom   Amount of
Title of      Date you   Nature of Acquisition   Acquired (If gift, also    Securities    Date of     Nature of
the Class     Acquired   Transaction             give date donor acquired)  Acquired      Payment     Payment
------------  ---------- ----------------------  -------------------------  ------------  ----------  ---------
Common stock  02/07/2000 Issued upon conversion  Uranium Resources, Inc.    500,000 shs.  05/25/1995  cash
stock, $0.001            of Secured Convertible
par value                Notes purchased on
                         05/25/1995
INSTRUCTIONS:
     1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
     2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS
FURNISH THE FOLLOWING INFORMATION AS TO ALL SECURITIES OF THE ISSUER SOLD DURING THE PAST 3 MONTHS BY THE PERSON FOR
WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD.
-------------------------------------------------------------------------------------------------------------------
Name and Address        Title of Securi-                          Amount of Securi-
of Seller               ties Sold               Date of Sale      ties Sold              Gross Proceeds
----------------        ----------------        ------------      -----------------      --------------
None


REMARKS:


INSTRUCTIONS: See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

3/01/2000                   LINDNER MARKET NEUTRAL FUND, a Series of LINDNER INVESTMENTS
DATE OF NOTICE              By /s/ JOHN R. ELDER, V.P.

THE NOTICE SHALL BE SIGNED BY THE PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD. AT LEAST ONE COPY
OF THE NOTICE SHALL BE MANUALLY SIGNED. ANY COPIES NOT MANUALLY SIGNED SHALL BEAR TYPED OR PRINTED SIGNATURES.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.
1001)
                                                                                                SEC 1147(7-97)
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